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                            November 16, 2023

       Boaz Weizer
       Chief Executive Officer
       ZOOZ Power Ltd.
       4B Hamelacha St.
       Lod 7152008
       Israel

                                                        Re: ZOOZ Power Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-4
                                                            Submitted November
2, 2023
                                                            CIK No. 0001992818

       Dear Boaz Weizer:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 13, 2023 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-4

       Summary
       The Business Combination Agreement
       Merger Consideration, page 28

   1. We note your revised disclosure in response to prior comment 5 explaining how the stock split will result in
6,000,000 ZOOZ ordinary shares post-Recapitalization. As previously requested, please
clarify your disclosure indicating that the stock split will cause the implied value of the
outstanding ZOOZ ordinary shares to equal $10 per share. That is, it appears the stock split
will only cause the number of outstanding ZOOZ ordinary shares to equal 6,000,000. Tell
us how a stock split of ZOOZ ordinary shares that results in
 Boaz Weizer
FirstName LastNameBoaz   Weizer
ZOOZ Power   Ltd.
Comapany 16,
November  NameZOOZ
              2023    Power Ltd.
November
Page 2    16, 2023 Page 2
FirstName LastName
         6,000,000 ZOOZ ordinary shares outstanding can cause an implied value of such shares to be $10 per share, in light of the trading price of ZOOZ ordinary shares on the TASE. That is, it appears that $10 per share is the assumed trading price of Keyarch Acquisition
         Corporation ordinary shares for which ZOOZ ordinary shares will be exchanged into in the Business Combination. In other words, it appears the implied value of the 6,000,000
         ZOOZ ordinary shares outstanding will be $60,000,000 as a result of the Business
         Combination, not the Recapitalization.
Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Condensed Combined Pro Forma Balance Sheet, page 46

2. We note that the consummation of the Business Combination is subject to various conditions, including that either immediately prior to or upon the Closing, after giving effect to the Redemption and any receipt of proceeds from any pre-Closing Keyarch financing, Keyarch shall have net tangible assets of at least $5,000,001. Please tell us how you meet this condition under each of the No, Interim, and Maximum Redemption
         Scenarios.
Unaudited Condensed Combined Pro Forma Statement of Operations, page 52

3. Please disclose the nature of the adjustments labeled as 4(C). In addition, revise to give effect to the actual redemption on July 20, 2023 as well as the impact of redemptions under the Interim and Maximum Redemption Scenarios. That is, your pro forma statements of operations should show the effect on income earned on investment held in
         Trust Account from such redemptions as if the redemptions occurred as of the earliest period presented.
Opinion of Keyarch's Financial Advisor, page 139

4. We note your response to our prior comment 13 and that the assumptions underlying your provided projections appear to assume significant revenue growth inconsistent with your historic operating trends. Please revise your disclosure to clearly discuss why the board believes the assumptions underlying the projections are reasonable. Your revised disclosure should highlight the relevant factors that could prevent this growth from occurring.
ZOOZ Power Ltd.
Unaudited Condensed Interim Financial Statements
Notes to the Financial Statements
Note 2 - Significant Accounting Policies:
Revenues, page F-9

5. We note your disclosure that you have one type of performance obligation under your contracts. Please clarify the nature of the performance obligation. Describe the promises in your contracts and how you determined that you have a single performance obligation
 Boaz Weizer
ZOOZ Power Ltd.
November 16, 2023
Page 3
      and what consideration was given to the existence of any other distinct performance obligation. In this regard, you disclose on page 211 that revenue is also generated from professional services provided to customers in support of installation, operation, and
      maintenance of your products, in addition to the sale of ZOOZTER   -100
products.
Note 6 - Commitments and Contingencies, page F-11

6. We note your disclosure of the amount of the commitment to pay royalties as of June 30,
      2023 in response to prior comment 17. As previously requested, please revise to disclose the total contingent obligation for royalties as of the balance sheet date. That is, we note that you have committed to pay royalties on any sales of the products up to the amount of the grants received from Israel Innovation Authority and other participation grants as well as from collaborations agreements and pilot programs, plus interest at LIBOR with respect to Israel Government grants and escalating based on the passage of time with respect to the BIRD grants. Revise to disclose the total amount of grants and funding received to date, plus interest and escalation, as applicable. Refer to ASC 450-10-50-4(b).
Audited Financial Statements
Notes to the Financial Statements
Note 9 - Commitments and Contingencies, page F-33

7. We note your revised disclosure in response to prior comment 18 of the amounts deducted from research and development expenses. As previously requested, please reconcile these amounts to your discussion of the grants and funding received from government grants and collaborative arrangements in each of the periods presented. That is, we note your policy that the amounts received were recorded as an offset to research and development expenses, but the total amount of grants and funding received during each of the periods, as noted from your discussion, appears to significantly exceed the amounts deducted from research and development expenses in the table on page F-42. Consider providing us with a summarized roll forward of your grants and funding account.
       Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Jeff Kauten at 202-551-3447 with any other questions.



                                                            Sincerely,
FirstName LastNameBoaz Weizer
                                                            Division of
Corporation Finance
Comapany NameZOOZ Power Ltd.
                                                            Office of
Technology
November 16, 2023 Page 3
cc:       Nahal Nellis
FirstName LastName